June 13, 2024

Ms. Rebecca Ament Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. Marquigny:

This correspondence responds to comments provided by telephone by the staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to its review of Post-Effective Amendment No. 2 (the “Amendment”) to the registration statement of Themes ETF Trust (the “Registrant” or the “Trust”) with respect to the following series: Themes S&P 500 Dual Options Income ETF, Themes S&P 500 Enhanced Iron Condor Income ETF, Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Dual Options Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF, Themes Russell 2000 Dual Options Income ETF, Themes Russell 2000 Enhanced Iron Condor Income ETF, Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF, Themes S&P 500 Dynamic Covered Call ETF, Themes AAPL PutWrite Options Income ETF, Themes AMZN PutWrite Options Income ETF, Themes COIN PutWrite Options Income ETF, Themes GOOGL PutWrite Options Income ETF, Themes MSFT PutWrite Options Income ETF, Themes NVDA PutWrite Options Income ETF, Themes TSLA PutWrite Options Income ETF and Themes VIX PutWrite Options Income ETF (collectively, the “Funds”), filed on Form N-1A with the Securities and Exchange Commission on January 30, 2024. For your convenience, the comments have been reproduced with responses following each comment. The captions used below correspond to the captions the Trust uses in the Amendment. Responses provided to comments given pertaining to one section or Fund have been applied to other sections and Funds in the Amendment that contain the same or similar disclosure.

The Themes S&P 500 Dual Options Income ETF, Themes Nasdaq 100 Dual Options Income ETF and Themes Russell 2000 Dual Options Income ETF are collectively referred to as the “Dual Options Funds.” The Themes S&P 500 Enhanced Iron Condor Income ETF, Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF, Themes Russell 2000 Enhanced Iron Condor Income ETF, and Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF are collectively referred to as the “Iron Condor Funds.” The Themes S&P 500 Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Enhanced Iron Condor Income ETF and Themes Russell 2000 Enhanced Iron Condor Income ETF are collectively referred to as the “Enhanced Iron Condor Funds.” The Themes S&P 500 Ultra Enhanced Iron Condor Income ETF, Themes Nasdaq 100 Ultra Enhanced Iron Condor Income ETF and Themes Russell 2000 Ultra Enhanced Iron Condor Income ETF are collectively referred to as the “Ultra Enhanced Iron Condor Funds.” The Themes AAPL PutWrite Options Income ETF, Themes AMZN PutWrite Options Income ETF, Themes COIN PutWrite Options Income ETF, Themes GOOGL PutWrite Options Income ETF, Themes MSFT PutWrite Options Income ETF, Themes NVDA PutWrite Options Income ETF, and Themes TSLA PutWrite Options Income ETF are collectively referred to as the “Single Stock Funds.” All other capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

PROSPECTUS

General – All Funds

1.	Given the nature of the complex derivatives-based strategies that present different and higher risks and complexities compared to other funds, the Funds may only be suitable for knowledgeable investors who understand options based investment strategies and how a particular fund will use those strategies. Please include prominent bullet point disclosure on the first page of the Summary Section for each Fund highlighting these risks.

Response: In surveying the marketplace, the Registrant notes that the placement of the disclosures requested by the Staff (on the cover page of each Summary Prospectus) is typically used for funds using leveraged strategies and/or that are intended to be short-term trading vehicles. The Funds do not seek daily leveraged investment results, nor are they intended to be used as short-term trading vehicles. The use of leverage, other than the leverage inherent in the use of options, is not a principal investment strategy of any of the Funds. The Registrant notes that multiple funds using options strategies similar to those used by the Funds, and which the Registrant has identified as competitors to the Funds, do not include similarly prominent disclosures. The principal risks of each Fund’s options strategies and how a particular Fund will use those strategies is disclosed under “Principal Risks of Investing in the Fund” and “Principal Investment Strategies of the Fund” in each Fund’s Summary Section and also under “Additional Information About the Funds.” The Registrant respectfully declines to include the requested disclosures on the first page of each Fund’s Summary Section.

2.	For readers who are unfamiliar with options, the disclosure templates for the six strategies used by the Funds are heavy on jargon and difficult to distinguish from each other. Please restructure each strategy’s template to introduce and explain key options trading concepts, terms and instrument features at the outset. In plain english, clearly explain what options are (puts and calls), how they work (premiums, strike price, spreads) and how the relevant options are used alone or in tandem to accomplish the Fund’s objective (earn income). Explain the following terms as they appear: call options, put options, strike price, out-of-the-money, short strangle, iron condor, notional value, float-adjusted and market capitalization weighted. Consider providing charts to identify the principal option contracts used by each Fund by type. If the Fund will hold short-term U.S. Treasury securities and/or money market instruments, consider whether they belong in the chart as well.

Response: The disclosure templates for the six strategies have been revised accordingly.

3.	For context, describe market factors and options trading features that most directly affect the effectiveness of each strategy’s design structure. When feasible, use graphs, charts and other visual formats, to present and compare instrument and transaction features to illustrate how strategies use specific transactions in tandem to achieve gains and to highlight corresponding risk exposures and potential losses. Tailor illustrations to show any magnified impact of compounding maximum daily losses, over even a relatively short period of time if applicable.

Response: The disclosure has been revised accordingly. Please see the response to comment #14 explaining that compounding daily losses is not a principal risk of the Funds.

4.	For strategies that rely on offsetting transactions, specifically identify the transactions that offset each other and use graphic illustrations to demonstrate how they work. An example should illustrate the relevant transactions, their particular strike prices, the spreads created, and the Fund’s profit and loss windows. Where a strategy may employ options with varying expiration periods (e.g., one day, one week, one month), consider providing a graph illustrating how different expiration periods may impact the Fund’s payout profile.

Supplementally, for every Fund, state clearly what option expiration periods may be used and the impact of using the different expiration periods on risks and strategy.

Response: The disclosure has been revised as requested.

The Dual Options Funds will use only daily options and the Themes S&P 500 Dynamic Covered Call ETF, Themes VIX PutWrite Options Income ETF (the “VIX Fund”) and the Single Stock ETFs will use only weekly options. The Iron Condor Funds will primarily use daily options but retain the flexibility to use weekly options. For example, if during periods of adverse market, economic or other conditions the Adviser is unable to obtain options expiring the next day, the Iron Condor Funds will use options with the shortest time to expiration available, up to one-week. The use of options with other than a one day expiration period is not a principal investment strategy of the Iron Condor Funds, nor does the Registrant believe the use of such options presents additional principal risks for these Funds, as each Iron Condor Fund’s loss is capped by the long put and long call it purchases, regardless of the expiration period of the options.

5.	In giving the following comment about disclosure, we acknowledge some of this may already be in the filing. Along the following guidelines, at the outset clearly state what the strategy is, what it is designed to do (its investment thesis and purpose), how it’s implemented and how it’s expected to operate in various market conditions that are reasonably anticipated.

Response: The disclosure has been revised accordingly.

6.	The disclosure states that “the Fund will seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions and will not seek to take temporary defensive positions during such periods.” Revise the disclosure to give context for what “periods of adverse market conditions” means. Disclose the parameters the Adviser uses to choose options and strike prices that are suited to normal conditions and how the Adviser applies them in extreme market conditions, if it’s not being defensive. Can each strategy be applied in all market conditions?

Response: The strategies of the Dual Options Funds, the Iron Condor Funds, the Single Stock Funds and the VIX Fund are designed to generally be applied in all market conditions. The disclosure for the Dual Options Funds and the Iron Condor Funds has been revised to clarify that Fund will “generally seek to employ its investment strategy regardless of whether there are periods of adverse market, economic, or other conditions but may, at times, seek to take temporary defensive positions during such periods.” The disclosure for the Single Stock Funds has been revised to clarify that the Funds’ options will be sold at strike prices in-the-money (i.e., at approximately the value of the Underlying Index). The disclosure has been further revised to clarify what types of conditions may be considered “adverse” by the Adviser and the adjustments that may be made to the strategy based on these conditions, where applicable.

7.	Under “Principal Risks of Investing in the Fund – Derivatives Risk,” Options Risk is too generic and is used for all Funds despite the differences in the Funds’ risks as a result of their individual investment strategies and the type of options each Fund uses.

Response: The Registrant believes Options Risk as written is applicable to each of the Funds. The Registrant further believes it has addressed the risks of the type of options each Fund uses and each Fund’s individual investment strategies in Short Strangle Strategy Risk, Short Iron Condor Strategy Risk, Risk of Options with One Day to Expiration, Covered Call Option Writing Risk, and Put Writing Strategy Risk, included for each Fund as applicable. Nevertheless, the Registrant has supplemented the risk disclosures for the Dual Options Funds by adding Written Options Risk, for the Iron Condor Funds by adding Written Options Risk and Purchased Options Risk, and for the Single Stock Funds and the VIX Fund by adding “FLEX Options Risk”.

8.	Please provide the completed Fees and Expenses Table for each Fund and supplementally explain how Other Expenses were estimated and how such estimate and was determined to be reasonable.

Response: The completed Fees and Expenses Table for each Fund has been provided under separate cover. Other Expenses have been estimated to be 0.00% for the Fund’s initial fiscal year. This estimate is based on the commitment of the Fund’s investment adviser to pay most of the Fund’s operating expenses out of its management fee.

Themes S&P 500 Dual Options Income ETF

9.	The initial paragraph of the Principal Investment Strategies of the Fund section is too technical and does not provide enough context. Rewrite the paragraph in plain english so that an average investor can understand the general circumstances when the Fund will make money, specifically when the Fund returns will participate in the Index that day. If they do not, revise the disclosure to state up front that this strategy does not provide returns similar to the Index and/or doesn’t participate in the returns of the Index.

Response: The initial paragraph has been rewritten as requested and the disclosure of the Fund’s principal investment strategies has been revised to state that the Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index.

10.	Explain what “the Fund has the potential to incur losses, which may be significant” means exactly as used in the initial paragraph of the Principal Investment Strategies of the Fund section. What happens if the Index goes up or down outside of the established short strangle range? In the corresponding risk disclosure, address daily index volatility and its impact on potential options income and potential losses.

Response: The disclosure has been revised accordingly.

11.	The initial paragraph of the Principal Investment Strategies of the Fund section states that the strike price at which the Fund sells its options will “depend on prevailing market conditions.” For context, add general disclosure regarding how prevailing market conditions influence the performance of a particular strategy and the spread that it relies on and whether the index behavior is consistent with the strategy.

Response: The disclosure stating that the strike price at which the Fund sells its options will “depend on prevailing market conditions” has been deleted. As noted in response to comment #6, the Fund’s strategies are designed to be applied in all market conditions. The disclosure has been revised to clarify that the strike price of the options used will be reset daily at strike prices approximately equidistant from the value of the S&P 500 Index each day. The strike price of the options may be revised somewhat during adverse market conditions, but generally the options will be bought and sold at fairly static predetermined distances from the value of the Index with little variation as the options are reestablished daily. The disclosure has been further revised to clarify what types of conditions may be considered “adverse” by the Adviser and the adjustments that may be made to the strategy based on these conditions. The behavior of the Index is not consistent with the Fund’s strategy and, as noted in response to comment #9, the disclosure of the Fund’s principal investment strategies has been revised to state that the Fund does not provide returns similar to the S&P 500 Index or participate in the returns of the Index.

12.	It is not clear what “notional value” means to an investor in the context of this Fund. Please restate it in practical terms that explain the relationship between notional value, options and leverage. And explicitly state whether the Fund is leveraged or not.

Response: The Fund is not leveraged and the disclosure of the Fund’s principal investment strategies has been revised to explicitly state this. In addition, the disclosure has been revised to more clearly discuss “notional value” in the context of this Fund and its relationship to the Fund’s principal investment strategies.

13.	In the second paragraph under “Principal Investment Strategies of the Fund,” please show the impact of increases and decreases in the S&P 500 Index in bullet points for clarity.

Response: The paragraph has been revised to include bullet points as requested.

14.	In addition to stating that the potential loss is essentially unlimited on days when the Index increases in value beyond the strike price of the sold call options, also discuss the compounding impact of having this theoretic loss each day. Revise the risk disclosure to include the concept that shorter options could incur losses more rapidly than strategies with longer expiration periods.

Response: As noted in response to comment #1, the Fund does not seek daily leveraged investment results. It resets its options daily at strike prices approximately equidistant from the value of the S&P 500 Index each day. Generally, the options will be bought and sold at fairly static and predetermined distances from the value of the Index with little variation as the options are reestablished daily. This basically resets the risk each day in that the options are written at strike prices such that the Fund will gain if the value of the Index does not vary from each day’s price significantly and lose if the value of the Index is higher or lower than the strike price of the options. There is no compounding impact and compounding loss is not a principal risk of the Fund. The fact that the Index lost or gained value the previous day does not increase or decrease the chances or the amount that the Index may lose or gain in value the next day. Due to the short-term nature of the Fund’s options (daily), in order for the Fund to suffer its maximum loss on days when the Index decreases in value, the value of the Index would have to decrease to 0 in one day. The Registrant notes that exchanges have circuit breakers in place which would be triggered if the major market indices were down 20% or more for the day, at which point the market would be closed for the remainder of the day, limiting the Fund’s loss. If losses were suffered on multiple days to the extent the Fund’s net assets have dropped significantly, the Adviser could opt to use smaller size options contracts. In order to suffer its maximum (unlimited) loss on days the Index increases in value, the Index value would have to increase to historically unprecedented heights. For example, if the call and put options are written 1.25% out of the money, if the Index were to move up or down by 5% each day for five consecutive days, the Fund would be exposed to a loss of 1 - ((1 - (0.05 - 0.0125))^5) = 17.396%. The Adviser has examined 20 years of daily historical returns, and the occurrences where the S&P 500 or any other major indices referenced going up or down 5% within a day were low. In addition, if the options were written at 1.25% out of the money, the Fund only begins to lose money when the Index value exceeds or falls below the strike price. So, if the Index declines or increases by 5%, the Fund would lose 3.75% and this loss would be further offset by the premiums received for writing the options.

The risk disclosure has been revised to state that due to the short time until their expiration, daily options are more sensitive to sudden price movements and market volatility and could incur losses more rapidly than options with more time until expiration.

15.	The disclosure states that the Fund “intends to primarily utilize European style options…” and includes a description of both European style and American style options. Explain supplementally when the Fund can use American style options. Specifically, will it write American style puts and calls?

Response: The Dual Options and Iron Condor Funds will only use European style options. The disclosure referencing American style options has been deleted.

16.	The disclosure references selling options which will be exercised or expire at the end of a one-week period if the Fund receives additional inflows. It is not clear how one-week options fit into a daily strategy. How does that one-week period relate to the issue of new shares? What level of discretions does the Fund have over whether it’s 1 week or 1 day?

Response: The Fund will only use daily options. The disclosure referencing weekly options has been removed.

17.	The disclosure references “Creation Units” and states they are “further defined herein.” Please clarify where they are further defined or add such disclosure.

Response: This reference to Creation Units has been removed.

18.	The disclosure states “The Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus borrowings for investment purposes, in financial instruments, such as options, that provide exposure to the value of the S&P 500 Index.” Does the Fund expect to invest in any other financial instruments besides options? If so, define and explain. If not, delete “financial instruments, such as.”

Response: “Financial instruments, such as” has been deleted.

19.	Please make the following two sentences in the disclosure more prominent: “An investment in the Fund is not an investment in the Index, nor is the Fund an investment in a traditional passively managed index fund. The Fund does not invest directly in the Index or in companies that comprise the Index.”

Response: The two sentences referenced have been revised to be in bold type.

20.	If the value of the options the Fund is going to hold will fluctuate based on the sectors heavily referenced in the S&P 500 Index, state that specifically and state what the sector exposures are as of a date reasonably near the effective date of the Amendment.

Response: The value of the options held by the Fund will fluctuate based on the sectors heavily referenced in the S&P 500 Index and the disclosure has been revised to state that specifically and to note that as of March 31, 2024, the Index had significant exposure to the information technology sector. The disclosure has been further revised to include “Information Technology Sector Risk” as a principal risk of the Fund.

21.	Under Principal Risks of Investing in the Fund – Short Strangle Risk, explain the nature of the short strangle losses in plain english and address the Fund’s risk of maximum loss on any given day. Describe and distinguish between periods of negative S&P 500 Index performance and the periods of maximum negative strategy performance because they are not necessarily the same.

Response: The disclosure has been revised as requested, except that compounding losses is not a principal risk of the Fund, as discussed in the response to comment #14, and is therefore not disclosed.

22.	Under Principal Risks of Investing in the Fund – Derivatives Risk, revise the disclosure to address risks specific to daily options strategies.

Response: The disclosure has been revised to include “Risks of Options with One Day to Expiration” as a principal risk of the Fund.

23.	“Principal Risks of Investing in the Fund – Counterparty Risk” states “In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.” This disclosure appears to minimize this risk. Will the Fund purchase from a particular counterparty or group of counterparties? Supplementally identify who the Fund anticipates using as counterparties and the percentage of Fund assets and investment exposure it anticipates attributing to each of them.

Response: The sentence identified by the Staff in the comment has been deleted. Each Fund’s options positions are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house rather than a bank or broker. “Counterparty Risk” has been deleted and replaced with “Clearing Member Default Risk.”

24.	“Principal Risks of Investing in the Fund – Distribution Risk” states “Additionally, the monthly distributions, if any, may consist of returns of capital, which would decrease the Fund’s NAV and trading price over time.” Include disclosure of when a return of capital may or is likely occur.

Response: The Registrant has determined the possibility of a distribution consisting of a return of capital is not a principal risk of the Fund and the sentence has therefore been deleted.

25.	“Principal Risks of Investing in the Fund – Transaction Cost Risk” states that the Fund turns over its option positions every week. Replace “week” with “day” or if “week” is accurate, explain why based on the Fund’s strategy.

Response: “Week” has been replaced with “day.”

26.	Comment: In the “Principal Risks of Investing in the Fund” section, under Active Management Risk, please directly discuss the role of human error by individual portfolio managers.

Response: The disclosure has been revised accordingly.

27.	“Principal Risks of Investing in the Fund – Interest Rate Risk” states “When interest rates increase, call options generally benefit while put option prices are impacted negatively.” Discuss the effect of this. When the strategy is to pair options, what does an interest rate increase do? Also revise the discussion of the Fund’s investment strategy to address the impact of interest rates.

Response: The discussion of the Fund’s principal investment strategies has been revised to disclose “The income generated by the Fund, in the form of option premiums received from its option sales, will be primarily influenced by the volatility of the Index’s value, although other factors, including interest rates, may also impact the level of income. When interest rates increase, call option premiums are generally higher while put option premiums are generally lower. A decrease in interest rates generally has the opposite effect on premiums.” When the Fund pairs options, an increase in interest rates is expected to impact the strike prices of the options as described above. However, given that the strike price of each option in the pair will be as equidistant as possible from the value of the Index when written regardless of the direction of interest rates, the impact of increases or decreases in interest rates when pairing options is not principal to the Fund.

28.	In “Principal Risks of Investing in the Fund – ETF Risks”, delete “such as” and insert the name of the exchange.

Response: The disclosure will be revised as requested once the applicable exchange is finalized.

29.	Please revise the disclosure under Fund Performance in accordance with Item 4(b)(2)(i) to Form N-1A.

Response: The disclosure has been revised accordingly.

Themes S&P 500 Enhanced Iron Condor Income ETF and Themes S&P 500 Ultra Enhanced Iron Condor Income ETF

30.	Rewrite the disclosure describing the Iron Condor strategy in plain english in a manner that an average investor can understand. Disclose the purpose behind the strategy and how it is designed and operates.

Response: The disclosure has been revised accordingly.

31.	What does “equal notional amount” mean as used by the Fund? How does it become a “short” iron condor and what are the implications of that from an income and loss potential perspective?

Response: The disclosure has been revised to more fully explain notional value and “equal notional amount” and to include an example.

The strategy is commonly known as both an “iron condor” and a “short iron condor.” To avoid confusion, the Fund has deleted references to a “short” iron condor and now references the strategy name as an “iron condor.” The disclosure addresses the implications of the strategy from an income and loss potential perspective.

32.	The disclosure under “Principal Investment Strategies of the Fund” states that the Fund will use European Style options that will be reestablished at or “shortly before” the end of each day. Explain what this means and how as a practical matter it is accomplished as European style options can only be exercised at the end of day.

Response: The Fund will buy and sell its options positions at or shortly before the end of each day. The options positions it holds will be exercised or will expire at the end of each day. The disclosure has been revised to state that the Fund’s options positions will be reestablished “daily.”

33.	The disclosure under “Principal Investment Strategies of the Fund” states that the Fund will sell options “typically” with a one-day duration. What does “typically” mean? Can the strategy use options with longer expiration periods? If so, when and under what conditions? Is the frequency of the option sales a function of the strategy design or a choice the Adviser makes based trade expenses? Explicitly address the degree of discretion the Adviser can apply.

Response: See the response to comment #4.

34.	The disclosure under “Principal Investment Strategies of the Fund” references an “options multiplier.” Explain what this term means, the value it represents and the strategy function it serves. Clearly articulate how this impacts the Fund’s potential income, risk of loss.

Response: “Options multiplier” is a commonly used industry term referring to the number of shares an options contract represents. Stock options have a 100 contract multiplier, so one option contract controls 100 shares of stock. This also means that the price of the underlying option must be multiplied by 100 to get the actual value. The disclosure of the Fund’s principal investment strategies has been revised to define and explain this term. It does not serve any strategy function or impact the Fund’s risk of loss or potential income (other than its mathematical impact which is the same for all buyers or sellers of options).

35.	Supplementally demonstrate that the Fund will be in compliance with Rule 18f-4 for each of the Iron Condor Funds. Provide the Staff with a hypothetical portfolio and a corresponding value at risk (“VaR”) analysis for the benchmark and the portfolio using 200% notional value for the Enhanced Iron Condor Funds and 300% notional value for the Ultra Enhanced Iron Condor Funds in various market conditions. If a Fund can use both daily and weekly options, explain how this is reflected in the VAR analysis calculations.

Response: The portfolios and VaR analyses requested have been provided under separate cover. The analyses provided explain how the use of both daily and weekly options is reflected in the VaR analysis calculations.

36.	All the Iron Condor Funds state that the strategy is designed to mitigate risk and establish a controlled payoff structure, and that the maximum loss is realized if the price of the Index is above the highest strike price or below the lowest strike price of the Fund’s options at expiration. The related disclosure only addresses the mitigation of risk over a 24 hour investment cycle. The disclosure must also address the strategy’s potential to expose the Fund to sustained maximum losses on multiple days and the resulting compounding losses.

The disclosure should not refer to the Fund’s strategy as mitigating risk unless the Fund establishes a stop loss protocol (beyond which the strategy will not allow the Fund to go) or has the ability to take temporary defensive positions. The corresponding disclosure should discuss the stop loss protocol the Fund will follow and disclose how Fund gets back to its regular strategy. If the Fund is going to include a stop loss protocol, supplementally provide a chart that calculates the strategy’s relevant maximum and minimum annual spread percentages (the range) for the past 10 years (what they would have been) and that calculation of the maximum and minimum for each year has to consider both the put and call spread for each year and reflect the widest of those for each year.

Response: As discussed in response to comments #14 and 21, compounding loss is not a principal risk of the Iron Condor Funds. The Iron Condor Funds will not implement a stop loss protocol and the disclosure has been revised to clarify that the Funds may at times take a temporary defensive position. The Funds’ strategy mitigates risk through the purchase of the long call and long put options which cap the Fund’s losses when the Index increases or decreases in value.

37.	It is not clear if the Iron Condor Funds are designed to be buy and hold instruments or to be used as trading vehicles. If they are intended to be used as trading vehicles, the following should be added in bullet points to the cover page of each Iron Condor Fund’s prospectus: “The Fund is not intended to be used by, and is not appropriate for, investors who do not intend to actively monitor and manage their portfolios;” and “Investor in the Fund could potentially lose the full principal value of their investment over an extremely brief period if the Fund sustains maximum daily losses for several days in a row.”

Response: This Fund is not intended to be used as a trading vehicle.

38.	The discussion of the Fund’s principal investment strategies refers to yield or risk in terms of strike price spreads, options multipliers and/or notional amount; however, the strategy does not explain their relationship to each other or to the strategy as a whole. In plain english, explain what these terms mean and use examples to illustrate their impact on yield, risk and leverage.

Response: The disclosure has been revised accordingly and examples have been provided.

39.	For the Ultra Enhanced Iron Condor Funds, the disclosure under “Principal Investment Strategies of the Fund” states that the Fund could face losses up to three times the difference between the strike prices of the call spread or the put spread, multiplied by the options multiplier, offset by the net options premium received.” Rewrite this disclosure. As currently written, it implies that investors could lose up to nine times the strike prices of the call spread and the put spread.

Response: The disclosure is not intended to imply that investors could lose up to nine times the strike prices of the call spread and the put spread. As explained earlier in response to comment #34, the options multiplier is 100 and is a facet of options common to all equity options. It does not further triple the Fund’s possible losses. The phrase “multiplied by the options multiplier” has been deleted here for clarity.

40.	Supplementally explain what the difference in the Enhanced and Ultra strategies are, indicate the circumstances when those differences get magnified and demonstrate the magnitude of the impact of those circumstances on what the Fund’s daily loss potential is. Use a chart to do this.

Response: The Enhanced Iron Condor Funds and the Ultra Enhanced Iron Condor Funds use identical strategies except that the Enhanced Iron Condor Funds buy and sell put and call options each with a notional value of up to 200% of the Fund’s net assets and the Ultra Enhanced Iron Condor Funds buy and sell put and call options each with a notional value of up to 300% of the Fund’s net assets. The Ultra Enhanced Iron Condor Funds buy and sell a higher number of options contracts in order to create the 300% notional value. In situations where the Funds gain, this means the Ultra Enhanced Iron Condor Funds will have higher net options premium income than the Enhanced Iron Condor Funds because of the larger number of options sold. In the Funds’ maximum loss scenario, the Enhanced Iron Condor Funds will lose up to twice the difference between the strike prices of the call spread or the put spread. This is “twice” because of the options’ notional value of up to 200% of the Fund’s assets. Conversely, in the Funds’ maximum loss scenario, the Ultra Enhanced Iron Condor Funds will lose up to three times the difference between the strike prices of the call spread or the put spread, because of the options’ notional value of up to 300% of the Fund’s assets. Any such losses in all the Iron Condor Funds are limited to these losses each day by the Funds’ long option positions, regardless of how high the Index value rises or how low it falls. Each Iron Condor Fund resets its options daily at strike prices approximately equidistant from the value of the applicable Index each day. Generally, the options will be bought and sold at fairly static and predetermined distances from the value of the Index with little variation as the options are reestablished daily. This basically resets the risk each day in that the options are written at strike prices such that the Fund will gain if the value of the Index does not vary from each day’s price significantly and lose if the value of the Index is higher or lower than the strike price of the options. There is no compounding impact and losses are not magnified from day to day. The fact that the Index lost or gained value the previous day does not increase or decrease the chances or the amount that the Index may lose or gain in value the next day.

		Portfolio Holdings (All options are based on the value of the Index)	Investment Terms	Notional Value (as a % of the Fund’s net assets)	Maximum Daily Loss
Enhanced Iron Condor Funds	Call Spread	Written call options (short calls)	Out-of-the money	Up to -200%	Twice the difference between the strike prices of the call spread (if the Index increases in value)
		Purchased call options (long calls)	Farther out-of-the-money	Up to +200%
	Put Spread	Written put options (short puts)	Out-of-the money	Up to -200%	Twice the difference between the strike prices of the put spread (if the Index decreases in value)
		Purchased put options (long puts)	Farther out-of-the-money	Up to +200%
Ultra Enhanced Iron Condor Funds	Call Spread	Written call options (short calls)	Out-of-the money	Up to -300%	Three times the difference between the strike prices of the call spread (if the Index increases in value)
		Purchased call options (long calls)	Farther out-of-the-money	Up to +300%
	Put Spread	Written put options (short puts)	Out-of-the money	Up to -300%	Three times the difference between the strike prices of the put spread (if the Index decreases in value)
		Purchased put options (long puts)	Farther out-of-the-money	Up to +300%

41.	Under “Principal Risks of Investing in the Fund – Short Iron Condor Strategy Risk,” review this disclosure and, if appropriate, delete the reference to three times the difference or the options multiplier. Also revise the loss description to address the risk of compounding losses.

Response: Please see the response to comment #39 above. The phrase “multiplied by the options multiplier” has been deleted here for clarity. Also, as noted earlier in comments #14, 21 and 36, compounding losses is not a principal risk of the Fund.

42.	Under Principal Risks of Investing in the Fund – Leverage Risk, modify the disclosure to address the specific risks associated with the additional leverage this strategy’s options multiplier creates and the consequences of the 200% notional value limitation.

Response: As discussed earlier, the options multiplier is a mathematical term and does not create any additional leverage. The Leverage Risk disclosure has been revised to reflect that employing the Fund’s iron condor strategy using options with 200% of the notional value of the Fund’s net assets doubles the potential amount of loss or gain to the Fund relative to employing the strategy using options with 100% of the notional value of the Fund’s net assets.

Themes Nasdaq 100 Dual Options Income ETF

43.	The disclosure states that the Nasdaq 100 Index is comprised of “100 of the largest domestic and international non-financial companies listed on the Nasdaq Stock Market LLC…[emphasis added].” State whether the strategy considers the impact of foreign index constituents, foreign currencies and currency exchange rates in determining the put and call transaction parameters. If so, disclose the parameters and, if not, briefly explain why not and consider whether the principal risk disclosure is adequate.

Response: Those factors are not considered because the Fund does not track or invest directly in the Index. Furthermore, all components of the Index are listed on a U.S. securities exchange.

44.	Comment: Revise the disclosure to state frequency with which the Nasdaq 100 Index reviews its composition and adjusts its weights.

Response: The disclosure has been revised to reflect that the Nasdaq 100 Index reviews its composition and adjusts its weights on a quarterly basis.

Themes S&P 500 Dynamic Covered Call ETF

45.	Please revise the disclosure to reconcile how covered call options may be written on up to 100% of the Index while the Fund commits to only investing 80% of its assets in the Index. This appears to allow 20% of the Fund’s assets to be used for call options that would not be covered.

Also discuss how the Fund’s strategy ensures adequate coverage of all of the Fund’s potential instruments. The disclosure must affirmatively state that the Fund will never engage in any transaction that could create uncovered exposure to the Underlying Index. Supplementally your response letter should verify that the Fund’s derivatives risk mitigation program appropriately considered and addressed this issue.

Response: The Registrant is unclear as to why the Staff is suggesting that the Fund must commit to never engaging in any transaction that could create uncovered exposure to the Underlying Index or why all of the instruments the Fund invests in must be covered. Though writing an uncovered call option is not a principal investment strategy of the Fund, the Fund is not prohibited from ever doing so, in small amounts for instance. The Fund states in its discussion of its principal investment strategies that it will generally use a replication strategy, meaning that it will invest in all the component securities of the Underlying Index. The 80% policy was included solely to satisfy the requirements of the Names Rule. In order to clarify the Fund’s intentions, the disclosure has been revised to state that the Fund intends to invest 100% of its assets in the securities that comprise the Underlying Index. The Registrant however respectfully declines to state affirmatively that the Fund will never engage in any transaction that could create uncovered exposure to the Underlying Index. The disclosure has been revised to state that the Fund will “not typically engage in transactions that create uncovered exposure to the S&P 500 Index.” The Registrant has confirmed that the Fund’s derivatives risk mitigation program is designed to appropriately consider and address covered and uncovered call options.

46.	Please respond supplementally as to whether the Fund’s Underlying Index, the S&P 500 Dynamic Volatility Covered Call Index, qualifies as a “designated reference portfolio” under Rule 18f-4 of the 1940 Act. The Staff is unclear as to whether an index that tracks an index is eligible to be a designated reference index.

Response: Rule 18f-4 requires that a fund that tracks an index must use that index as its designated reference portfolio as long as that index is not a leveraged index. The Underlying Index is not a leveraged index, nor does it track another index. The Registrant therefore believes that the Fund’s Underlying Index qualifies as a “designated referenced index” under Rule 18f-4 of the 1940 Act.

47.	Please replace “comprised” with “composed” in the first sentence of the section titled “The Index.”

Response: The disclosure has been revised accordingly.

48.	Please supplementally explain why the Registrant believes it is appropriate to characterize the Fund as tracking a covered call index when the Fund may not consistently be selling covered calls. The Staff may have further comments in response to your answer.

Response: The Fund will track an index that employs a covered call strategy. The Registrant has added the word “strategy” to the name of the Fund to clarify that it will be employing a covered call strategy, not investing solely in covered calls. The Fund’s new name is the Themes S&P 500 Dynamic Covered Call Strategy ETF.

49.	In the second sentence of the second paragraph in the section titled “The Index,” please delete the word “covered” as this sentence describes a call option, not a “covered” call option.

Response: The disclosure has been revised accordingly.

50.	Please revise the third paragraph in the section titled “The Index” for clarity. Specifically, the first sentence is confusing.

Response: The disclosure has been revised accordingly.

51.	Please revise the fourth paragraph in the section titled “The Underlying Index” for clarity. Consider using a chart to show each leg of a transaction and the direction that the risks might shift. Address how market conditions impact the Fund.

Response: The paragraph has been reformatted into bullet points and included in a section titled “Possible Outcomes of the Covered Call Strategy of the Underlying Index.” The options in the Underlying Index are written based on the Index Provider’s assessment of volatility, as disclosed. The strike price of the options written will be approximately 2.5% out-of-the-money, which is based on the historical weekly volatility of the S&P 500 Index as determined by the Index Provider. A sentence stating this has been added to the disclosure for clarity. Market conditions do not impact the strike prices of the options written by the Underlying Index or the Fund.

52.	Please delete the reference to “American Style” options in the sixth paragraph in the section titled “The Index” if their use is not a principal strategy of the Fund.

Response: The reference has been deleted.

53.	The seventh paragraph in the section titled “The Index” states that long positions in equity securities are held in the Underlying Index. Please add clarifying disclosure as to how the Fund is going to hold these positions.

Response: The disclosure has been revised to clarify that the Fund will generally hold long positions in all of the securities in the S&P 500 Index.

54.	Clarify whether the Fund is going to use only 1 week options or options with different expirations than those the Underlying Index uses to implement its replication strategy.

Response: The disclosure has been revised to clarify that the Fund will write covered call options with the identical period of time to expiration as in the Index when implementing its replication strategy.

Themes AAPL PutWrite Options Income ETF

55.	Clarify what “based on the specific put options written” means as used in the first paragraph under “Principal Investment Strategies of the Fund.” Specifically, explain whether the strategy is designed to use the Underlying Stock’s positive or negative investment experience as a proportional factor in calculating premium payments for the Fund’s put options sales. If not, affirmatively state that Fund is not designed to participate in the Underlying Stock’s market performance.

Response: The disclosure has been revised to clarify that the Fund aims to generate income from its options investments when the Underlying Stock rises in value above the strike price of the put options written and that the Fund is not designed to participate in the Underlying Stock’s market performance. The disclosure has been further revised to reflect that the Fund will primarily use at-the-money options, which means the strike prices of these options will be equal to the Underlying Stock’s market price. The Underlying Stock’s positive or negative investment experience is not a proportional factor in calculating premium payments for the Fund’s put options sales.

56.	If daily options will play a principal role in achieving the Fund’s objectives, the disclosure must highlight the daily options and use a clear format to show they rachet up loss potential.

Response: The Fund’s strategy is designed to use weekly options and the use of daily options will not play a principal role in achieving the Fund’s investment objective. The disclosure has been revised to clarify this.

57.	The disclosure does not have concrete examples of how the Fund can hold 80% in cash, money market funds and U.S. Treasury holdings and also 80% in securities of the Underlying Stock and options that provide exposure to the Underlying Stock. Add disclosure or illustrations that make the overlap between these 80% policies understandable to ordinary investors in a practical way.

Response: The market value of the Fund’s cash, money market funds and U.S. Treasury holdings is expected to comprise at least 80% of the Fund’s net assets. The Fund will also invest, under normal circumstances, at least 80% of the value of its net assets, plus borrowings for investment purposes, in options that provide exposure to the value of the S&P 500 Index. The disclosure has been revised to clarify that the Fund will consider the notional value of its options positions for the purpose of assessing compliance with this 80% Policy.

58.	The disclosure states that the Fund may write options on the Underlying Stock “with aggregate notional value greater than the value of the Fund’s assets” but later states that it seeks to ensure “that the notional exposure of the put options on the Underlying Stock sold by the Fund…will not exceed the Fund’s total net assets.” Please reconcile these two statements if needed, or identify the range of put strikes the Adviser expects the Fund to use and the maximum size of option contracts the Fund can use relative to the Fund’s assets.

Response: The statement that the Fund seeks to ensure “that the notional exposure of the put options on the Underlying Stock sold by the Fund…will not exceed the Fund’s total net assets” has been deleted.

59.	Supplementally provide a graph or chart of the payment profile for the Fund. The Staff may require additional disclosure depending on the response.

Response: A chart of the payment profile for the Fund has been provided under separate cover.

60.	Revise the disclosure under “Principal Investment Strategies of the Fund” to include what exchange AAPL trades on, what Apple, Inc.’s principal business is, and its market capitalization.

Response: The disclosure has been revised as requested.

61.	Please consider whether the Issuer-Specific (Apple Inc.) Investing Risk disclosure is current.

Response: The Registrant has reviewed the disclosure and determined that it is current.

Themes VIX PutWrite Options Income ETF

62.	The disclosure states that the Fund may write options on the VIX Index “with aggregate notional value greater than the value of the Fund’s assets” but later states that it seeks to ensure “that the notional exposure of the put options on the VIX Index sold by the Fund…will not exceed the Fund’s total net assets.” Please reconcile these two statements.

Response: The statement that the Fund seeks to ensure “that the notional exposure of the put options on the VIX Index sold by the Fund…will not exceed the Fund’s total net assets” has been deleted.

63.	The reference to “repurchase agreements” in Money Market Instruments Risk is not supported by corresponding disclosure regarding the Fund’s principal investment strategies. Please delete the reference to repurchase agreements or revise the disclosure regarding the Fund’s principal investment strategies to explain how they are used to achieve the Fund’s investment objective.

Response: The reference to “repurchase agreements” in Money Market Instruments Risk has been deleted.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com or Karen Aspinall at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Tina H. Bloom

Tina H. Bloom
Trust Counsel